UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       ☐

Compugen Ltd.

On August 4, 2022, Compugen Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K and, excluding the 1st, 2nd, 3rd and 4th paragraphs under the heading “Corporate Update” and the sections titled “Conference call and webcast information” and “Forward-Looking Statement,” is incorporated by reference herein.

Second Quarter 2022 Financial Results

The unaudited interim consolidated financial statements of the Company and its subsidiary as of June 30, 2022 and December 31, 2021 and for the six months ended June 30, 2022 and 2021 are furnished as Exhibit 99.2 to this Report on Form 6-K and incorporated by reference herein. Management’s Discussion and Analysis of Results of Operations and Financial Condition of the Company as of and for the six months ended June 30, 2022 are furnished as Exhibit 99.3 to this Report on Form 6-K and incorporated by reference herein.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press Release dated August 4, 2022.
99.2	Unaudited interim consolidated financial statements as of June 30, 2022 and December 31, 2021 and for the six months ended June 30, 2022 and 2021.
99.3	Management’s Discussion and Analysis of Results of Operations and Financial Condition of the Company as of and for the six months ended June 30, 2022.
101
The following financial information from Compugen Ltd.’s Report on Form 6-K, formatted in Inline XBRL (ieXtensible Business Reporting Language): (i) consolidated balance sheets as of June 30, 2022 and December 31, 2021; (ii) consolidated statements of comprehensive loss for the six months ended June 30, 2022 and 2021; (iii) consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2022 and 2021; (iv) consolidated statements of cash flows for the six months ended June 30, 2022 and 2021; and (v) notes to the consolidated financial statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 4, 2022	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel